

November 26, 2013

Via E-mail
Peter H. Nielsen
Chief Executive Officer
Bio-Path Holdings, Inc.
2626 South Loop, Suite 180
Houston, Texas 77054

     Re: Bio-Path Holdings, Inc.
             Registration Statement on Form S-3
             Filed November 5, 2013
             File No. 333-192102

Dear Mr. Nielsen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in footnote 1 to the Calculation of Registration Fee table that "[t]he securities registered also include such indeterminate numbers of common stock and preferred stock as may be issued upon conversion of or exchange for preferred stock that provide for conversion or exchange, upon exercise of warrants or pursuant to the anti-dilution provisions of any such securities," and on the prospectus cover page that "[you] may also offer securities as may be issuable upon conversion, redemption, repurchase, exchange or exercise of any securities registered hereunder, including any applicable anti-dilution provisions." To the extent that separate consideration is to be received, please confirm that the maximum aggregate amount of such consideration is included in the maximum aggregate offering price of $100,000,000 million of all securities sold.

Exhibit 5.1

2. Please supplementally undertake to file as an exhibit to the registration statement, prior to any takedown of the shelf offering, an unqualified opinion of counsel as to the legality of the takedown. See Section II.B.2.a of Staff Legal Bulletin No. 19 and Question 212.05 in our Compliance and Disclosure Interpretations (Securities Act Rules).

3. We note the assumptions in the last paragraph on page 2 of the legal opinion. In particular, we note that counsel has assumed that the company is duly organized, validly existing and in good standing. We also note that counsel has assumed the current reservation of a sufficient number of shares. Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel revise the opinion accordingly. See Section II.B.3.a of Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Staff Attorney, Jennifer López, at (202) 551-3792, Legal Branch Chief, Dietrich King at (202) 551-338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director